

January 23, 2025

R. Kirk Huntsman
Chairman of the Board and Chief Executive Officer
Vivos Therapeutics, Inc.
7921 Southpark Plaza, Suite 210
Littleton, Colorado 80120

  Re: Vivos Therapeutics, Inc.
    Registration Statement on Form S-1
    Filed January 22, 2025
    File No. 333-284399

Dear R. Kirk Huntsman:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Conlon Danberg at 202-551-4466 with any questions.

      Sincerely,

      Division of Corporation Finance
      Office of Industrial Applications and
      Services

cc: Lawrence A. Rosenbloom, Esq.